Exhibit (a)(17)

Baldor Electric Company
5711 RS Boreham Jr. St.
Fort Smith, AR 72901
Phone: (479) 646-4711

IMMEDIATE ATTENTION REQUIRED

December 9, 2010

Re:  Baldor Electric Company Profit Sharing and Savings Plan

Dear Plan Participant:

As a participant in the Baldor Electric Company Profit Sharing and Savings Plan (the “Plan”), all or a portion of your individual account is or could be invested in Baldor Electric Company (“Baldor”) common stock.  Because you are a participant in the Plan, we are providing you with important information about Baldor and the Plan.

ABB Ltd (“ABB”), acting through its subsidiary Brock Acquisition Corporation, has initiated an offer to purchase (the “Offer”) all of the outstanding shares of common stock of Baldor (the “Shares”) for $63.50 per share in cash.

Enclosed are tender offer materials that require your immediate attention.  As described below, you have the right to instruct Merrill Lynch (“Merrill”), on behalf of Bank of America N.A. as trustee of the Plan concerning whether to tender Shares allocated to your account (if any) under the Plan.  To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), which is enclosed with this letter.

If you wish to participate in the Offer with respect to your Shares held under the Plan you will need to direct to Merrill by calling 1-800-228-4015 no later than 3:00 p.m., Eastern Standard Time on January 9, 2011 unless the Offer is extended, in which case, the deadline for your provision of direction will be 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended.

This letter summarizes the transaction, your rights under the Plan and the procedures for directing Merrill with regard to the Offer.  It also describes a blackout period that will affect the Baldor stock fund beginning on or about January 10, 2011.  You should also review the more detailed information provided in the Offer to Purchase.

BACKGROUND

ABB, acting through its subsidiary Brock Acquisition Corporation, has made a tender offer to purchase all outstanding Baldor Shares for $63.50 per share.  The enclosed Offer to Purchase sets forth the purpose, terms and conditions of the Offer and is being provided to all of Baldor’s stockholders.  The Solicitation/Recommendation Statement from Baldor regarding the Offer is also enclosed.

The Offer also applies to the Shares held by the Plan.  Only Merrill, on behalf of the trustee of the Plan and upon proper direction, can tender these Shares in the Offer.  As a participant under the Plan, you have the right to direct Merrill whether or not to tender some or all of the Shares allocated to your individual account in the Plan.  Merrill will tender Shares you direct it to tender.  Merrill will not tender Shares for which it does not receive timely or complete directions or that are added to your Plan account after you provide direction.  If you do not direct to Merrill by telephone on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares attributable to your Plan account will be tendered in the Offer.

As described in the Offer to Purchase, upon the completion of the Offer, ABB intends to cause a merger to occur between a wholly-owned subsidiary of ABB and Baldor.  Under the merger, stockholders of Baldor who have not previously tendered their Shares will receive $63.50 per Share for any Shares not previously tendered.  Thus, if your Plan Shares have not been tendered, or additional Shares have been added to your Plan account since you provided direction, or you have not disposed of the Shares in your account under normal Plan rules by the consummation date of the merger, your account will be credited with $63.50 per Share.  You should be aware that while the merger may occur soon after completion of the Offer, it may not occur for a few months under certain circumstances.  In that case, Shares that are not tendered may not be converted to $63.50 in cash for some time after completion of the Offer.

Merrill makes no recommendation as to whether or not to direct the tender of Shares.  EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THIS MATTER.

CONFIDENTIALITY

To assure the confidentiality of your decision, Merrill and its affiliates or agents will tabulate the directions provided via telephone.  Neither Merrill nor its affiliates or agents will make the results of your individual direction available to ABB or Baldor.

PROCEDURE FOR DIRECTING TRUSTEE

If you wish to direct Merrill with respect to the Offer, you must call 1-800-228-4015 and speak with a Participant Services Representative.  Representatives will be available on business days from 8:00 a.m. to 7:00 p.m., Eastern Standard Time, and will be available from 8:00 a.m. to 3:00 p.m., Eastern Standard Time, on January 9, 2011, subject to any extensions of the Offer as described above.  Any direction you provide will apply only to Baldor Shares in your account at the time you provide the direction.  Shares that are added to your account after you provide direction will not be tendered, unless you call Merrill to provide additional direction after they are added to your account.  If you do not properly instruct Merrill by the deadline, Shares in your Plan account will not be tendered in the Offer.

You may change your election by calling Merrill at 1-800-228-4015 on or before January 9, 2011, 3:00 p.m. Eastern Standard Time, unless the Offer is extended, in which case the deadline for changing your direction will be on the business day prior to the expiration of the Offer, as extended.  The last timely direction Merrill receives from you will control and be followed by Merrill.

As described in the Offer to Purchase, acting through its subsidiary Brock Acquisition Corporation, ABB has the right to extend the Offer.  In the event of an extension, you may call

Merrill at 1-800-228-4015 to obtain information on any extended Plan participant direction deadline.

After 3:00 p.m., Eastern Standard Time, on January 9, 2011, the deadline for providing direction to Merrill (unless extended), Merrill and its affiliates or agents will complete the tabulation of all directions and Merrill, on behalf of the trustee, will tender the appropriate number of Shares on behalf of the Plan.  Unless the Offer is terminated or amended in accordance with its terms, all Shares properly tendered will be exchanged for $63.50 cash following the completion of the Offer.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY.  ALL PROCEEDS WILL BE CREDITED TO THE PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

YOUR ABILITY TO ACCESS YOUR ACCOUNT

Before the Offer is Completed

If you direct Merrill to tender some or all of the Shares in your Plan account, the Shares tendered will be frozen.  As a result, you will not be able to execute any transactions involving those Shares until all processing related to the Offer has been completed, unless you change your direction or the Offer is terminated.  In other words, you will not be able to transfer Shares out of the Baldor Stock Fund and the Shares will not be eligible for loans or withdrawal during that period.

•                  If you want a loan during this period, your balance in the Baldor Stock Fund will be utilized to calculate the amount available for the loan.  However, the proceeds for the loan will have to come from your other investment funds; it cannot come from Shares you have directed Merrill to tender.

•                  If you change your decision and decide not to tender all or a portion of the shares, you can call Merrill at 1-800-228-4015 to cancel your election.  The shares will be unfrozen approximately one business day after you call to make the change; the Shares will then be available for all transactions, including transfers, loans, and withdrawals.

If you directed Merrill NOT to tender any of the Shares in your Plan account, or you did not provide directions to Merrill with respect to any Shares, you will continue to have access to transfers out, loans, withdrawals and distributions with respect to those Shares.

After the Offer is Completed — The Blackout Period

As of 3:00 p.m., Eastern Standard Time, on January 9, 2011, a “blackout period” is expected to commence on all transactions involving the Baldor Stock Fund and your balance in this fund, regardless of whether you have directed Merrill to tender your Shares or not.  This blackout will remain in effect until Merrill receives all the tender offer proceeds and updates all participant accounts, which is currently expected to be the week of January 18, 2011.   You may call Merrill Lynch at 1-800-228-4015 at any time to find out whether the blackout period has started or ended. This blackout is expected to be necessary to allow Merrill to tender the Shares and complete the administrative processes that are required to complete a transaction like this one.

During the temporary blackout period, you will be unable to direct or diversify your investment in the Baldor Stock Fund or obtain a loan or a distribution of amounts held in the Baldor Stock Fund.  Baldor encourages you to consider how this blackout period may affect your retirement planning or your overall financial plan.   Because you will be unable to direct or diversify the assets in the Baldor Stock Fund, it is important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify the Baldor Stock Fund during the blackout period.  For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

STATUS OF CASH PROCEEDS

As directed by the Plan fiduciary, Merrill will invest all cash proceeds received as a result of the Offer and merger in the BlackRock FFI Government Fund.   The BlackRock FFI Government Fund is a money market fund.  The investment of the cash proceeds and processing of participant accounts will occur as soon as administratively possible after receipt of the proceeds. You may call Merrill at 1-800-228-4015 after the reinvestment is complete to learn the effect of the tender on your account. As soon as the proceeds are credited to the BlackRock FFI Government Fund you may direct reinvestment of the proceeds to any of the funds in the Plan. If you do not redirect the proceeds by February 28, 2011, they will be invested in the American Balanced Fund.

SHARES OUTSIDE THE PLAN

If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct Merrill to tender or not tender the Shares attributable to your individual account under the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan or the blackout period, please contact Merrill at 1-800-228-4015.

Sincerely,

Jason Green
Vice President of Human Resources